UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: RBC BlueBay Enhanced Income Fund

Address of Principal Business Office:

250 Nicollet Mall, Suite 1550

Minneapolis, MN 55401

Telephone Number (including area code): (612) 376-7000

Name and Address of Agent for Service of Process:

Tara Tilbury, Secretary

250 Nicollet Mall, Suite 1550

Minneapolis, MN 55401

With Copies to:

Stephen Cohen

Dechert LLP

1900 K Street, NW

Washington, DC 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Minneapolis and the State of Minnesota on the 31st day of October, 2025.

RBC BlueBay Enhanced Income Fund

By:	/s/ David Eikenberg
David Eikenberg
President and Principal Executive Officer

Attest:	/s/ Tara Tilbury
Tara Tilbury
Secretary